     As filed with the Securities and Exchange Commission on August 22, 2002

                                                     1933 Act File No. 333-98345
                                                     1940 Act File No. 811-03763

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact name of Trust: CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 133

B.   Name of Depositor: CLAYMORE SECURITIES, INC.

C.   Complete address of Depositor's principal executive offices:

                            210 North Hale Street
                          Wheaton, Illinois  60187

D.   Name and complete address of agents for service:

     CLAYMORE SECURITIES, INC.
     Attention:  Nicholas Dalmaso, Esq.
     Executive Vice President and General Counsel
     210 North Hale Street
     Wheaton, Illinois  60187

     CHAPMAN AND CUTLER
     Attention:  Eric F. Fess, Esq.
     111 West Monroe Street
     Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

/ /  immediately upon filing pursuant to paragraph (b)

/ /  on (date) pursuant to paragraph (b)

/ /  60 days after filing pursuant to paragraph (a)

/ /  on (date) pursuant to paragraph (a) of rule 485 or 486

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/X/ Check box if it is proposed that this filing will become effective on August 22, 2002 at 1:30 PM Eastern Time pursuant to Rule 487.

               CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 133

               PHARMACEUTICAL & PRESERVATION PORTFOLIO, SERIES 1
                 TECHNOLOGY & PRESERVATION PORTFOLIO, SERIES 1

                                [CLAYMORE LOGO]


                    PROSPECTUS PART A DATED AUGUST 22, 2002


  THE TRUSTS CONSIST OF SHARES OF COMMON STOCKS FROM A GIVEN INDUSTRY AND ZERO COUPON U.S. TREASURY OBLIGATIONS AND SEEK TO PROVIDE THE PROTECTION OF A MINIMUM
   MATURITY VALUE OF $10 PER UNIT AND THE POTENTIAL FOR CAPITAL APPRECIATION.

The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.
           Any representation to the contrary is a criminal offense.

 INVESTMENT SUMMARY

-------------------------------------------

                                    OVERVIEW

   Claymore Securities Defined Portfolios, Series 133 is a unit investment trust that consists of two separate trusts, the Pharmaceutical & Preservation Portfolio, Series 1 and the Technology & Preservation Portfolio, Series 1 (the "TRUSTS"). The trusts seek to achieve their investment objective by investing in the common stocks of companies with their respective sector and zero coupon U.S. Treasury obligations (the "TREASURY OBLIGATIONS"). Claymore Securities, Inc. ("CLAYMORE" or the "SPONSOR") serves as the sponsor of the trusts.


   The trusts are scheduled to terminate in approximately 12 years.



               PHARMACEUTICAL & PRESERVATION PORTFOLIO, SERIES 1


   USE THIS INVESTMENT SUMMARY TO HELP YOU DECIDE WHETHER AN INVESTMENT IN THIS TRUST IS RIGHT FOR YOU. MORE DETAILED INFORMATION CAN BE FOUND LATER IN THIS PROSPECTUS.

                              INVESTMENT OBJECTIVE

   The Pharmaceutical & Preservation Portfolio, Series 1 (the "PHARMACEUTICAL TRUST") seeks to provide the protection of a minimum maturity value of $10 per unit and the potential for capital appreciation.

                         PRINCIPAL INVESTMENT STRATEGY


   The Pharmaceutical Trust seeks to provide investors with the protection of a minimum maturity value of $10 per unit by investing, on the inception date (the "INCEPTION DATE"), approximately 58% of its assets in Treasury Obligations. The Pharmaceutical Trust also seeks to provide the potential for capital appreciation by investing approximately 42% of its assets in the common stocks of companies in the pharmaceutical industry. As an investor in the Pharmaceutical Trust, you may be able to accomplish two investment goals: safety and growth. Unitholders may be able to benefit from the Pharmaceutical Trust's desire to provide a minimum value when units are held to maturity, and have the potential for capital appreciation from the common stocks of companies in the pharmaceutical industry.



   PHARMACEUTICAL INDUSTRY. A portion of the Pharmaceutical Trust's portfolio consists of common stocks of issuers in the pharmaceutical industry. The Pharmaceutical Trust is diversified across many industries including generics, medical drugs and medical instruments and products.


   To select pharmaceutical stocks for the Pharmaceutical Trust, the sponsor follows these steps:

   -  identifies the various subsectors that comprise the pharmaceutical sector;

   - analyzes which subsectors may benefit from the predicted growth of pharmaceutical companies; and

   -  selects representative companies within each subsector by examining:

      -- products and/or services offered by the companies;

      -- the competitive environment;

      -- research and development capabilities;

      -- management expertise;

      -- strategic alliances and potential acquisitions;

2  Investment Summary

      -- financing; and

      -- a fundamental and technical equity valuation assessment.


   PHARMACEUTICAL SECTOR DESCRIPTION. Today's health care environment is ever changing--from managed care to major medical breakthroughs. The sponsor believes that a number of developments, including the following, may combine to fuel growth in this sector:



   - FAVORABLE DEMOGRAPHICS. A recent World Health Organization (WHO) study forecasted that the global over-65 population will double to roughly 800 million by 2030 and the bulk of this growth is expected to materialize during the period 2010-2020. As such, it is expected that healthcare expenditures should rise accordingly.



   - THE IMPACT OF TECHNOLOGY. Technology's impact on the pharmaceutical industry is broad, spanning such areas as biotechnology, medical devices and information technology. The sponsor believes, however, that its greatest benefactor lies within the development of new drugs and treatments for such conditions as Alzheimer's, AIDS, heart disease, multiple sclerosis and numerous other life-altering conditions. According to the Biotechnology Industry Organization, more than 350 drugs and vaccines are currently in human clinical trials.



   - LESS ECONOMIC SENSITIVITY. Historically, the sub-sectors within the healthcare industry have remained relatively resistant to swings in the economic cycle. The sponsor attributes this to the fact that demand for healthcare is highly inelastic as it is non-discretionary in nature and as a result, the sponsor views the sector favorably in light of current economic uncertainty.


   Please be aware that industry predictions may not materialize, and that the companies selected for the Pharmaceutical Trust do not represent the entire industry and may not participate in the expected overall industry growth.


   TREASURY OBLIGATIONS. The Treasury Obligations are zero coupon U.S. Treasury bonds that are purchased at a discount to their maturity value. The Treasury Obligations pay their full face value at a specified maturity date. While the Pharmaceutical Trust's initial public offering price as of the Inception Date is $9.478 per unit, and the market value will fluctuate during its life, the Pharmaceutical Trust seeks to provide a minimum maturity value of at least $10 per unit.



   Instead of the Treasury Obligations paying interest, the earnings are added to the original investment, increasing their value as they approach maturity. Although no interest payments will be distributed during the life of the Pharmaceutical Trust, investors are subject to income taxes at ordinary rates as if a distribution had occurred.


   The Treasury Obligations are backed by the full faith and credit of the U.S. Government; however, units of the Pharmaceutical Trust and the units' market value are not. The securities are expected to remain in the Pharmaceutical Trust until termination.

   See "Investment Policies" in Part B of the prospectus for more information.

                                PRINCIPAL RISKS

   As with all investments, you can lose money by investing in the Pharmaceutical Trust. The Pharmaceutical Trust also might not perform as well as you expect. This can happen for reasons such as these:

   - SECURITIES PRICES CAN BE VOLATILE. Due to market risk, the value of your invest-

                                                           Investment Summary  3
      ment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the Pharmaceutical Trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer.

   - The value of the Treasury Obligations will be adversely affected by decreases in bond prices and increases in interest rates.

   - THE SPONSOR DOES NOT ACTIVELY MANAGE THE PORTFOLIO. The Pharmaceutical Trust will generally hold, and may continue to buy, the same securities even though its outlook or its market value or yield may have changed.

   - The Treasury Obligations held by the Pharmaceutical Trust are zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest. The buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are bonds of comparable quality that pay interest currently. In addition, you will be required to include original issue discount relating to the Treasury Obligations in income every year as it accrues, even prior to receiving any cash distributions.

   - The Pharmaceutical Trust is concentrated in the pharmaceutical industry. Adverse developments in this industry may significantly affect the value of your units. Companies involved in the pharmaceutical industry must contend with government regulation, competition, termination of patent protections and the risk that technological advances will render their products obsolete.


   - Certain of the securities included in the trust may be foreign securities or American Depositary Receipts that evidence ownership of underlying foreign securities. FOREIGN SECURITIES PRESENT RISKS BEYOND THOSE OF U.S. ISSUERS WHICH INCLUDE:



      -- the value of the U.S. dollar relative to the foreign currencies,



      -- possible withholding taxes, and



      -- differing accounting practices.


   See "Risk Factors" in Part B of the Prospectus and "Investment Risks" in Part A of the Prospectus for additional information.

                               WHO SHOULD INVEST

   You should consider this investment if:

   - You seek the potential for a $10 per unit minimum maturity value offered by zero coupon Treasury Obligations;

   - You want the capital appreciation potential of common stocks of pharmaceutical companies; and

   -  The trust represents only a portion of your overall investment portfolio.

   You should not consider this investment if:


   - You are unwilling to take the risks involved with owning pharmaceutical stocks; and


   -  You do not have a long-term investment horizon.

4  Investment Summary

--------------------------------------------------
                             ESSENTIAL INFORMATION
                           (AS OF THE INCEPTION DATE)


INCEPTION DATE                                                   August 22, 2002



UNIT PRICE                                                                $9.478



TERMINATION DATE                                               November 15, 2014


DISTRIBUTION DATES                                  Last business day of January
                                                                 commencing 2003

RECORD DATES                                        15th business day of January
                                                                 commencing 2003
PORTFOLIO DIVERSIFICATION

    Pharmaceutical Stocks                                                    42%


    Zero Coupon Treasury Obligations                                         58%


CUSIP NUMBERS


CASH DISTRIBUTIONS (ALL ACCOUNTS)                                      183845593



REINVESTED DISTRIBUTIONS
Standard Accounts                                                      183845601
Wrap Fee Accounts                                                      183845619



Dollar-weighted
Average maturity of the Treasury Obligations 12.25 years


MINIMUM INVESTMENT
Standard accounts                                               $1,000/100 units

Retirement accounts and
custodial accounts for minors                                      $250/25 units

-
--------------------------------------------------------

                               FEES AND EXPENSES


   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $9.478 unit price. Actual expenses may vary.



                                             PERCENTAGE       AMOUNT
                                             OF PUBLIC      PER $1,000
 INVESTOR FEES                             OFFERING PRICE   INVESTED(4)
 -------------                             --------------   -----------
 INITIAL SALES FEE PAID ON PURCHASE(1)            0.79%       $ 7.90
 DEFERRED SALES FEE(2)                            3.69         36.90
 CREATION AND DEVELOPMENT FEE(3)                  0.47          4.70
                                             ---------        ------
 MAXIMUM SALES FEES
 (including creation and development fee)         4.95%       $49.50
                                             =========        ======



 INVESTOR FEES
 -------------
 ESTIMATED ORGANIZATION COSTS
 (amount per 100 units paid by trust at
 end of initial offering period or after
 six months, at the discretion of the
 sponsor)                                  $        6.60
                                           =============



ANNUAL                                       APPROXIMATE
OPERATING EXPENSES                           % OF PUBLIC      AMOUNT PER
OF THE TRUST                              OFFERING PRICE(4)    100 UNITS
------------                              -----------------    ---------
Trustee's fee                                      0.100%        $0.95
Sponsor's supervisory fee                          0.037          0.35
Evaluator's fee                                    0.032          0.30
Bookkeeping and administrative fee                 0.026          0.25
Estimated other trust operating
 expenses(5)                                       0.018          0.18
                                             -----------         -----
Total                                              0.213%        $2.03
                                             ===========         =====



(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D FEE") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.35 per unit and is deducted in monthly installments of $0.07 per unit on the last business day of each month from February 2003 through June 2003. The percentage provided is based on a $9.478 unit as of the Inception Date and the percentage amount will vary over time.

                                                           Investment Summary  5

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.045 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be six months to one year from the Inception Date. The percentages provided are based on a $9.478 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $9.478 per unit, the C&D Fee will be less than 0.47% of the Public Offering Price; if the unit price is less than $9.478 per unit, the C&D Fee will exceed 0.47% of the Public Offering Price.

(4) Based on 100 units with a $9.478 per unit Public Offering Price as of the Inception Date.

(5) Other operating expenses do not include brokerage cost and other transactional fees.



                                    EXAMPLE

   This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


1 year                                              $586
3 years                                             $628
5 years                                             $671
10 years                                            $777


   These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees paid by the Pharmaceutical Trust or transaction fees that broker-dealers may charge for processing redemption requests.

   See "Expenses of the Trust" in Part B of the prospectus for additional information.

6  Investment Summary

                                TRUST PORTFOLIO


PHARMACEUTICAL & PRESERVATION PORTFOLIO, SERIES 1
THE TRUST PORTFOLIO AS OF THE INCEPTION DATE, AUGUST 22, 2002

--------------------------------------------------------------------------------


                                         Percentage             Value per       Cost of
Maturity  Name of Issuer and Title of   of Aggregate   Initial   Share of    Securities to
 Value      Treasury Obligation(1)     Offering Price  Shares   Securities  the Trust(2)(3)
-------------------------------------------------------------------------------------------
$160,000  United States of America             58%                N.A.          $ 86,999
          Treasury Securities,
          Stripped Principal
          Payments, 0.00% due
          November 15, 2014(4)



 Ticker            Company
 Symbol            Name(1)                   Industry
-------------------------------------------------------------------------------------------
  ABT     Abbott Laboratories        Medical-Drugs                     78  $40.44  $  3,154
  AGN     Allergan Inc.              Medical-Drugs                     54  59.61      3,219
  AZN     AstraZeneca Plc(5)         Medical-Drugs                    104  30.40      3,162
  BMY     Bristol-Myers Squibb Co.   Medical-Drugs                    128  24.60      3,149
  BRL     Barr Laboratories Inc.     Medical-Generic Drugs             46  69.95      3,218
  FRX     Forest Laboratories Inc.   Medical-Drugs                     43  73.35      3,154
  GSK     GlaxoSmithKline Plc(5)     Medical-Drugs                     77  41.09      3,164
  JNJ     Johnson & Johnson          Medical Products                  58  54.89      3,184
   KG     King Pharmaceuticals Inc.  Medical-Drugs                    159  20.03      3,185
  LLY     Eli Lilly & Co.            Medical-Drugs                     55  58.12      3,197
  MEDI    Medimmune Inc.             Medical-Drugs                    112  28.36      3,176
  MRK     Merck & Co. Inc.           Medical-Drugs                     61  51.88      3,165
  MYL     Mylan Laboratories         Medical-Generic Drugs             95  33.27      3,161
  NVO     Novo-Nordisk A/S(5)        Medical-Drugs                    105  29.96      3,146
  NVS     Novartis AG(5)             Medical-Drugs                     75  42.19      3,164
  PFE     Pfizer Inc.                Medical-Drugs                     92  34.22      3,148
  PHA     Pharmacia Corp.            Medical-Drugs                     70  45.25      3,168
  SGP     Schering-Plough Corp.      Medical-Drugs                    132  24.19      3,193
  WPI     Watson Pharmaceuticals     Medical-Generic Drugs            139  22.81      3,171
          Inc.
  WYE     Wyeth                      Medical-Drugs                     76  41.90      3,184
                                                                           ------  --------
                                                                 42%                 63,516
                                                                ---                --------
Total Investments                                               100%               $150,461
                                                                ===                ========



(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on August 21, 2002. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.
(2) Valuation of securities by the evaluator was made using the value per share as of the Evaluation Time on August 21, 2002. The cost of the securities to the trust represents the offering side evaluation as determined by the evaluator with respect to the Treasury Obligations and, generally, the closing sale prices for common stocks quoted on a national or foreign securities exchange or the Nasdaq Stock Market. The offering side evaluation of the treasury obligations is greater than the bid side evaluation of such treasury obligations which is generally the basis on which the redemption price per unit will be determined.
(3)  There was a $613 loss to the sponsor on the Inception Date.
(4) This bond has been purchased at a deep discount from the par value because there is no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount, the value of the bonds will increase, such that, upon maturity, the holders of such bonds will receive 100% of the principal amount thereof.
(5) This security represents the security of a foreign company which trades directly on a United States national securities exchange.



                                                           Investment Summary  7

                           TECHNOLOGY & PRESERVATION
                              PORTFOLIO, SERIES 1


   USE THIS INVESTMENT SUMMARY TO HELP YOU DECIDE WHETHER AN INVESTMENT IN THIS TRUST IS RIGHT FOR YOU. MORE DETAILED INFORMATION CAN BE FOUND LATER IN THIS PROSPECTUS.

                              INVESTMENT OBJECTIVE


   The Technology & Preservation Portfolio, Series 1 (the "TECHNOLOGY TRUST"), seeks to provide the protection of a minimum maturity value of $10 per unit and the potential for capital appreciation.


                         PRINCIPAL INVESTMENT STRATEGY


   The Technology Trust seeks to provide investors with the protection of a minimum maturity value of $10 per unit by investing, on the inception date (the "INCEPTION DATE"), approximately 58% of its assets in Treasury Obligations. The Technology Trust also seeks to provide the potential for capital appreciation by investing approximately 42% of its assets in the common stocks of companies in the technology industry. As an investor in the Technology Trust, you may be able to accomplish two investment goals: safety and growth. Unitholders may be able to benefit from the Technology Trust's desire to provide a minimum value when units are held to maturity, and have the potential for capital appreciation from the common stocks of companies in the technology industry.


   TECHNOLOGY INDUSTRY. A portion of the Technology Trust's portfolio consists of common stocks of issues in the technology industry. The Technology Trust is diversified across the technology sector including computers, computer networking, software, semiconductors and communications.

   To select technology stocks for the Technology Trust, the sponsor follows these steps:

   -  identifies the various subsectors that comprise the technology sector;

   - analyzes which subsectors may benefit from the predicted growth of technology companies; and

   -  selects representative companies within each subsector by examining:

      -- products and/or services offered by the companies;

      -- the competitive environment;

      -- research and development capabilities;

      -- management expertise;

      -- strategic alliances and potential acquisitions;

      -- financing; and

      -- a fundamental and technical equity valuation assessment.


   TECHNOLOGY SECTOR DESCRIPTION. The sponsor believes that a number of developments, including the following, may combine to fuel growth in this sector:



   - NEED FOR ADVANCEMENT. The sponsor believes that it is imperative for developed economies such as those in the United States, Japan and the European community to employ and export new


8  Investment Summary
      technologies in the pursuit of greater productivity to remain competitive within the global marketplace. For this reason, the sponsor believes that technology will be the recipient of the bulk of global capital flows and therefore presents itself as a viable investment solution for the longer term.



   - LEADERSHIP. The sponsor has positioned the portfolio to include a variety of large-cap technology companies that currently dominate their respective industries. The sponsor's research indicates that these financially dominant companies should possess a greater ability to capitalize on the development, acquisition and distribution of new technologies. Moreover, as the technology sector continues to experience broad-based consolidation, particularly within the software, semiconductor and telecommunications industries, the sponsor believes large-cap companies are the most viable candidates to prevail through such conditions.


   Please be aware that industry predictions may not materialize, and that the companies selected for the Technology Trust do not represent the entire industry and may not participate in the expected overall industry growth.


   TREASURY OBLIGATIONS. The Treasury Obligations are zero coupon U.S. Treasury bonds that are purchased at a discount to their maturity value. The Treasury Obligations pay their full face value at a specified maturity date. While the Technology Trust's initial public offering price as of the Inception Date is $9.487 per unit, and the market value will fluctuate during its life, the Technology Trust seeks to provide a minimum maturity value of at least $10 per unit.


   Instead of the Treasury Obligations paying interest, the earnings are added to the original investment, increasing their value as they approach maturity. Although no interest payments will be distributed during the life of the trust, investors are subject to income taxes at ordinary rates as if a distribution had occurred.

   The Treasury Obligations are backed by the full faith and credit of the U.S. Government; however, units of the Technology Trust and the units' market value are not. The securities are expected to remain in the Technology Trust until termination.

   See "Investment Policies" in Part B of the prospectus for more information.

                                PRINCIPAL RISKS

   As with all investments, you can lose money by investing in the Technology Trust. The Technology Trust also might not perform as well as you expect. This can happen for reasons such as these:

   - SECURITIES PRICES CAN BE VOLATILE. Due to market risk, the value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the Technology Trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer.

   - The value of the Treasury Obligations will be adversely affected by decreases in bond prices and increases in interest rates.

                                                           Investment Summary  9

   - THE SPONSOR DOES NOT ACTIVELY MANAGE THE PORTFOLIO. The Technology Trust will generally hold, and may continue to buy, the same securities even though its outlook or its market value or yield may have changed.

   - The Treasury Obligations held by the Technology Trust are zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest. The buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are bonds of comparable quality that pay interest currently. In addition, you will be required to include original issue discount relating to the Treasury Obligations in income every year as it accrues, even prior to receiving any cash distributions.

   - The Technology Trust is concentrated in the technology industry. Adverse developments in this industry may significantly affect the value of your units. Companies involved in this industry must contend with rapid changes in technology, intense competition, cyclical market patterns, government regulation and the rapid obsolescence of products and services.


   - Certain of the securities included in the trust may be foreign securities or American Depositary Receipts that evidence ownership of underlying foreign securities. FOREIGN SECURITIES PRESENT RISKS BEYOND THOSE OF U.S. ISSUERS WHICH INCLUDE:



      -- the value of the U.S. dollar relative to the foreign currencies,



      -- possible withholding taxes, and



      -- differing accounting practices.


   See "Risk Factors" in Part B of the Prospectus and "Investment Risks" in Part A of the Prospectus for additional information.

                               WHO SHOULD INVEST

   You should consider this investment if:

   - You seek the potential for a $10 per unit minimum maturity value offered by zero coupon Treasury Obligations;

   - You want the capital appreciation potential of the common stocks of technology companies; and

   -  The trust represents only a portion of your overall investment portfolio.

   You should not consider this investment if:


   - You are unwilling to take the risks involved with owning technology stocks; and


   -  You do not have a long-term investment horizon.

10  Investment Summary

--------------------------------------------------
                             ESSENTIAL INFORMATION
                           (AS OF THE INCEPTION DATE)


INCEPTION DATE                                                   August 22, 2002



UNIT PRICE                                                                $9.487



TERMINATION DATE                                               November 15, 2014


DISTRIBUTION DATES                                  Last business day of January
                                                                 commencing 2003

RECORD DATES                                        15th business day of January
                                                                 commencing 2003
PORTFOLIO DIVERSIFICATION

    Technology Stocks                                                        42%


    Zero Coupon Treasury Obligations                                         58%


CUSIP NUMBERS


CASH DISTRIBUTIONS (ALL ACCOUNTS)                                      183845627



REINVESTED DISTRIBUTIONS
Standard Accounts                                                      183845635
Wrap Fee Accounts                                                      183845643


Dollar-weighted
Average maturity of the Treasury Obligations 12.25 years


MINIMUM INVESTMENT
Standard accounts                                               $1,000/100 units

Retirement accounts and
custodial accounts for minors                                      $250/25 units

-
--------------------------------------------------------

                               FEES AND EXPENSES


   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $9.487 unit price. Actual expenses may vary.



                                             PERCENTAGE       AMOUNT
                                             OF PUBLIC      PER $1,000
 INVESTOR FEES                             OFFERING PRICE   INVESTED(4)
 -------------                             --------------   -----------
 INITIAL SALES FEE PAID ON PURCHASE(1)            0.79%       $ 7.90
 DEFERRED SALES FEE(2)                            3.69         36.90
 CREATION AND DEVELOPMENT FEE(3)                  0.47          4.70
                                             ---------        ------
 MAXIMUM SALES FEES
 (including creation and development fee)         4.95%       $49.50
                                             =========        ======



 INVESTOR FEES
 -------------
 ESTIMATED ORGANIZATION COSTS
 (amount per 100 units paid by trust at
 end of initial offering period or after
 six months, at the discretion of the
 sponsor)                                  $        6.60
                                           =============



ANNUAL                                       APPROXIMATE
OPERATING EXPENSES                           % OF PUBLIC      AMOUNT PER
OF THE TRUST                              OFFERING PRICE(4)    100 UNITS
------------                              -----------------    ---------
Trustee's fee                                      0.100%        $0.95
Sponsor's supervisory fee                          0.037          0.35
Evaluator's fee                                    0.032          0.30
Bookkeeping and administrative fee                 0.026          0.25
Estimated other trust operating
 expenses(5)                                       0.018          0.18
                                             -----------         -----
Total                                              0.213%        $2.03
                                             ===========         =====



(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D FEE") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.35 per unit and is deducted in monthly installments of $0.07 per unit on the last business day of each month from February 2003 through June 2003. The percentage provided is based on a $9.487 unit as of the Inception Date and the percentage amount will vary over time.

                                                          Investment Summary  11

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.045 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be six months to one year from the Inception Date. The percentages provided are based on a $9.487 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $9.487 per unit, the C&D Fee will be less than 0.47% of the Public Offering Price; if the unit price is less than $9.487 per unit, the C&D Fee will exceed 0.47% of the Public Offering Price.

(4) Based on 100 units with a $9.487 per unit Public Offering Price as of the Inception Date.

(5) Other operating expenses do not include brokerage cost and other transactional fees.



                                    EXAMPLE

   This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


1 year                                              $586
3 years                                             $628
5 years                                             $671
10 years                                            $777


   These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees paid by the Technology Trust or transaction fees that broker-dealers may charge for processing redemption requests.

   See "Expenses of the Trust" in Part B of the prospectus for additional information.

12  Investment Summary

                                TRUST PORTFOLIO


TECHNOLOGY & PRESERVATION PORTFOLIO, SERIES 1
THE TRUST PORTFOLIO AS OF THE INCEPTION DATE, AUGUST 22, 2002

--------------------------------------------------------------------------------


                                         Percentage                 Value per       Cost of
Maturity  Name of Issuer and Title of   of Aggregate     Initial     Share of    Securities to
 Value      Treasury Obligation(1)     Offering Price    Shares     Securities  the Trust(2)(3)
-----------------------------------------------------------------------------------------------
$160,000  United States of America             58%                     N.A.         $ 86,999
          Treasury Securities,
          Stripped Principal
          Payments, 0.00% due
          November 15, 2014(4)



 Ticker            Company
 Symbol            Name(1)                Industry
--------------------------------------------------------------------------------------
  ADBE    Adobe Systems Inc.         Software                    125  20.34      2,543
  ADI     Analog Devices Inc.        Semiconductors               93  27.30      2,539
  ADP     Automatic Data Processing  Software                     66  38.22      2,523
  AMAT    Applied Materials Inc.     Semiconductors              161  16.04      2,582
  CSCO    Cisco Systems Inc.         Telecommunications          168  15.11      2,538
  DELL    Dell Computer Corp.        Computers                    90  28.05      2,525
  EDS     Electronic Data Systems    Computers                    61  41.85      2,553
          Corp.
  EMC     EMC Corp./Massachusetts    Computers                   327   8.02      2,623
  ERTS    Electronic Arts Inc.       Software                     39  65.69      2,562
  HON     Honeywell International    Miscellaneous                82  30.75      2,522
          Inc.                       Manufacturing
  HPQ     Hewlett-Packard Co.        Computers                   173  14.70      2,543
  IBM     International Business     Computers                    31  81.00      2,511
          Machines Corp.
  INTC    Intel Corp.                Semiconductors              130  19.56      2,543
  INTU    Intuit Inc.                Software                     55  46.65      2,566
   LU     Lucent Technologies Inc.   Telecommunications        1,691   1.47      2,486
  MOT     Motorola Inc.              Telecommunications          190  13.38      2,542
  MSFT    Microsoft Corp.            Software                     49  52.28      2,562
  NOK     Nokia OYJ(5)               Telecommunications          175  14.52      2,541
  NVLS    Novellus Systems Inc.      Semiconductors               85  29.85      2,537
  ORCL    Oracle Corp.               Software                    234  10.76      2,518
  PSFT    Peoplesoft Inc.            Software                    132  19.50      2,574
  QCOM    Qualcomm Inc.              Telecommunications           87  29.23      2,543
  SAP     SAP AG(5)                  Software                    120  20.96      2,515
  SUNW    Sun Microsystems Inc.      Computers                   616   4.18      2,575
  TXN     Texas Instruments Inc.     Semiconductors              111  22.72      2,522
                                                               -----  ------  --------
                                                          42%                   63,588
                                                         ---                  --------
Total Investments                                        100%                 $150,587
                                                         ===                  ========



(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on August 21, 2002. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

                                                          Investment Summary  13

(2) Valuation of securities by the evaluator was made using the value per share as of the Evaluation Time on August 21, 2002. The cost of the securities to the trust represents the offering side evaluation as determined by the evaluator with respect to the Treasury Obligations and, generally, the closing sale prices for common stocks quoted on a national or foreign securities exchange or the Nasdaq Stock Market. The offering side evaluation of the treasury obligations is greater than the bid side evaluation of such treasury obligations which is generally the basis on which the redemption price per unit will be determined.

(3)  There was a $710 loss to the sponsor on the Inception Date.

(4) This bond has been purchased at a deep discount from the par value because there is no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount, the value of the bonds will increase, such that, upon maturity, the holders of such bonds will receive 100% of the principal amount thereof.

(5) This security represents the security of a foreign company which trades directly on a United States national securities exchange.



14  Investment Summary

 UNDERSTANDING YOUR INVESTMENT
-------------------------------------------

                                HOW TO BUY UNITS

   You can buy units of each trust on any business day by contacting your financial professional. The Public Offering Prices of units are available daily on the Internet at www.claymoresecurities.com. The Public Offering Price includes:

   -  the value of the securities,

   -  the initial sales fee, and

   -  cash and other net assets in the portfolio.

   We often refer to the purchase price of units as the "OFFER PRICE" or "PUBLIC OFFERING PRICE." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

   VALUE OF THE SECURITIES. The sponsor serves as the evaluator of the trusts (the "EVALUATOR"). We determine the value of the securities as of the close of the New York Stock Exchange on each day that the exchange is open (the "EVALUATION TIME").


   PRICING THE SECURITIES. We generally determine the value of common stocks using the last sale price for stocks traded on a national or foreign securities exchange of the Nasdaq Stock Market. In some cases, we will price a stock based on the last asked or bid price in the over the counter market or by using other recognized pricing methods. We will do this only if a stock is not principally traded on a national or foreign securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.


   The value of the Treasury Obligations are generally based upon their aggregate offer side evaluations during the primary offering period and aggregate bid side evaluations following the termination of the primary offering period. The offering side price generally represents the price at which investors in the market are willing to sell a security and the bid side evaluation generally represents the price that investors in the market are willing to pay to buy a security. The bid side evaluation is lower than the offering side evaluation.

   The sponsor determined the initial prices of the securities shown in the applicable "Trust Portfolio" in this prospectus. The sponsor determined these initial prices as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

   ORGANIZATION COSTS. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees and the initial fees and expenses of the trustee. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor.

                                               Understanding Your Investment  15

   TRANSACTIONAL SALES FEE. You pay a fee when you buy units. We refer to this fee as the "TRANSACTIONAL SALES FEE." The transaction sales fee has both an initial and a deferred component, and is 4.47% and 4.48% of the Public Offering Price based on a $9.478 unit and a $9.487 unit for the Pharmaceutical Trust and the Technology Trust, respectively. This percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies. The transactional sales fee does not include the C&D Fee which is described under "Expenses of the Trust" in Part B of the prospectus and in "Fees and Expenses" in Part A of the prospectus.



   INITIAL SALES FEE. Based on a $9.478 unit for the Pharmaceutical Trust and a $9.487 unit for the Technology Trust, the initial sales fee is initially 0.78% and 0.79% of the Public Offering Price for the Pharmaceutical Trust and the Technology Trust, respectively. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales fee (4.95% of the Public Offering Price) and the sum of the maximum remaining deferred sales fees and the C&D Fee (initially $0.395 per unit). The dollar amount and percentage amount of the initial sales fee will vary over time.


   DEFERRED SALES FEE. To keep your money working longer, we defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.35 per unit).

   REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee and the C&D Fee are a fixed dollar amount per unit, your trust must charge the deferred sales fee and the C&D Fee per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, the sponsor will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee, at the time you buy units, by providing you with additional units.

   LARGE PURCHASES. You can reduce your maximum sales fee by increasing the size of your investment.

   INVESTORS WHO MAKE LARGE PURCHASES ARE ENTITLED TO THE FOLLOWING SALES CHARGE
REDUCTIONS:

                      Sales Charge
                       Reductions
                     (as a % of the
                     Public Offering
Purchase Amount(1)       Price)
------------------       ------
Less than $50,000              0%
$50,000 - $99,999           0.25%
$100,000 - $249,999         0.50%
$250,000 - $499,999         1.00%
$500,000 - $999,999         2.00%
$1,000,000 or more          3.00%

(1) Sales charge reductions are computed both on a dollar basis and on the basis of the number of units purchased, at any point of purchase, using the equivalent of 5,000 units to $50,000, 10,000 units to $100,000 etc., and will be applied on that basis which is more favorable to you.

   You may AGGREGATE unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level.

16  Understanding Your Investment

You can include these purchases as your own for purposes of this aggregation:

   -  purchases by your spouse or minor children and

   -  purchases by your trust estate or fiduciary accounts.
   You may also use a LETTER OF INTENT to combine purchases over time to qualify for a purchase level. Under this option, you must give us a letter of intent to purchase a specified amount of units of any Claymore unit trust over a specified time period. The letter must specify a time period of no more than 13 months. Once you sign a letter of intent, we will reduce your fee based on your total purchase commitment as shown in the table above. If your purchases exceed the level specified in your letter, you will still receive the additional fee reduction for your purchases shown in the table above (we will not cap your discount). If your total purchases are less than the level specified in your letter, you must pay the fee difference to us. We reserve the right to redeem your units if you do not pay the difference.

   The discounts described above apply only during the initial offering period.

   ADVISORY AND WRAP FEE ACCOUNTS. We reduce your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed. We reduce your fee by the amount of the fee that we would normally pay to your financial professional. You pay only the portion of the transactional sales fee that the sponsor retains. This table provides an example of the transactional sales fee you will pay per unit if you purchase units in this type of account on the Inception Date.

Fee paid on purchase                                $ 0.000
Deferred sponsor retention                            0.090
                                                    -------
Total                                               $ 0.090
                                                    =======

   Units will also be subject to all trust expenses, including the C&D Fee. This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Wrap Fee Account CUSIP number to facilitate purchases under this discount; however, we do not require that you buy units with this CUSIP number to qualify for the discount. If you purchase units with this special CUSIP number, you should be aware that all distributions will automatically reinvest into additional units of your trust.

   EXCHANGE OR ROLLOVER OPTION. If you are buying units of the trust in the primary market with redemption or termination proceeds from any other Claymore unit trust, you may purchase units at 99% of the maximum Public Offering Price. You may also buy units with this reduced sales fee if you are purchasing units in the primary market with (1) the termination proceeds from a non-Claymore unit trust with a similar investment strategy or (2) the redemption proceeds from a non-Claymore trust if such trust has a similar investment strategy and the corresponding Claymore trust provides a periodic update of that investment strategy. Such purchases entitled to this sales charge reduction may be classified as "ROLLOVER PURCHASES."

                                               Understanding Your Investment  17

   Rollover Purchases are also subject to the C&D Fee. See "Expenses of the Trust" in Part B of the Prospectus.

   EMPLOYEES. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Claymore and its affiliates, or by registered representatives of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. Dealers are not entitled to a concession for such purchases. You may purchase units with the Wrap Fee Account CUSIP number to facilitate purchases under this discount; however, we do not require that you buy units with this CUSIP number to qualify for the discount. If you purchase units with this special CUSIP number, you should be aware that all distributions will automatically reinvest into additional units of your trust. This discount applies during the initial offering period and in the secondary market.


   DIVIDEND REINVESTMENT PLAN. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of your trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

   See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for more information regarding buying units.

   HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid for a given transaction is as follows:


                                                          Concession per Unit:
                       Purchase Amount/                    (as a % of Public
                      Form of Purchase:                     Offering Price):
                      -----------------                     ----------------
      Less than $50,000                                              3.60%
      $50,000 - $99,999                                              3.35
      $100,000 - $249,999                                            3.10
      $250,000 - $499,999                                            2.60
      $500,000 - $999,999                                            1.60
      $1,000,000 or more                                             1.00
      Rollover Purchases                                             2.60
      Wrap Account and Employee Purchases                            0.00



   We apply these amounts as a percent of the unit price per transaction at the time of the transaction. We also apply the different distribution levels on a unit basis using a $10 unit equivalent. For example, if a firm executes a transaction between 10,000 and 24,999 units, it earns 3.10% of the unit price.


   We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

18  Understanding Your Investment

   We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost $613 for the Pharmaceutical Trust and $710 for the Technology Trust on the initial deposit of securities into the trust.


   See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for additional information.

                             HOW TO SELL YOUR UNITS

   You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.claymoresecurities.com or through your financial professional. The sale or redemption price per unit is generally based upon the bid prices of the Treasury Obligations and the closing sale prices of common stocks (while the Public Offering Price of the units during the primary offering period is based upon the offering prices of the Treasury Obligations and the closing sale prices of common stocks). We often refer to the sale price of units as the "BID PRICE." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

   Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

   INVESTORS WHO SELL OR REDEEM UNITS OF THE TRUST PRIOR TO THE MATURITY OF THE TRUST MAY RECEIVE MORE OR LESS THAN THE $10 PER UNIT MINIMUM MATURITY VALUE DEPENDING ON MARKET CONDITIONS THE DAY THE UNITS ARE SOLD OR REDEEMED.

   SELLING UNITS. We intend to, but are not obligated to, maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the Public Offering Price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

   REDEEMING UNITS. You may also be able to redeem your units directly with the trustee, The Bank of New York, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see "Purchase, Redemption and Pricing of Units - Redemption" in the Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than

                                               Understanding Your Investment  19
contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

   If you redeem your units, the trustee will generally send you a payment for your units no later than three business days after it receives all necessary documentation.

   You can generally request an in-kind distribution of the securities underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units. You may not request this option in the last 30 days of your trust's life. We may modify or discontinue this option at any time without notice.

   EXCHANGE OPTION. You may be able to exchange your units for units of other Claymore unit trusts at a reduced sales fee. You can contact your financial professional or Claymore for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you must purchase units in a subsequent trust on the same day that you redeem units of your current trust. We may discontinue this option at any time.

   For more complete information regarding selling or redeeming your units, see "Purchase, Redemption and Pricing of Units" in Part B of the prospectus.
                                 DISTRIBUTIONS

   DIVIDENDS. Your trust generally pays dividends from its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

   -  reinvest distributions in additional units of your trust at no fee, or

   -  receive distributions in cash.

   You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value on the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

   In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose securities are in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

   REINVEST IN YOUR TRUST. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospec-

20  Understanding Your Investment
tus. You may also make or change your election by contacting your financial professional or the trustee.

   REPORTS. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of securities evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

   See "Administration of the Trust" in Part B of the prospectus for additional information.

                                INVESTMENT RISKS


   ALL INVESTMENTS INVOLVE RISK. This section describes the main risks that can impact the value of the securities in your trust. You should understand these risks before you invest. If the value of a trust's securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.



   MARKET RISK. Market risk is the risk that the value of the securities will fluctuate. This could cause the value of your units to fall below your purchase price. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by your trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuers or even perceptions of an issuer. Even though we carefully supervise your trust, you should remember that we do not manage your trust. Your trust will not sell a stock solely because the market value falls as is possible in a managed fund.



   Despite the fact that the Treasury Obligations included in your trust are backed by the full faith and credit of the U.S. Government, the market value of the units of your trust is not so backed and the units are exposed to market risk.


   INFLATION RISK. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.


   INTEREST RATE RISK. Interest rate risk is the risk that the Treasury Obligations included in your trust will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.



   ZERO COUPON RISK. The Treasury Obligations held by your trust are zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest. The buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are bonds of comparable quality that pay interest currently. In addition, you will be required to include original issue discount relating to the Treasury Obligations in income every year as it accrues, even prior to receiving any cash distributions.



   Because the Treasury Obligations pay no interest until their maturity, common stock will generally have to be sold to pay trust expenses or meet redemption requests. As the Treasury Obligations are included in the trusts to help meet each trust's goal of providing $10 per unit at the trust's termination, they will not be sold to pay expenses of the trust or to meet redemption requests unless their sale will not reduce


                                               Understanding Your Investment  21
the per unit termination value below $10. The sale of a portion of the common stocks in these situations will reduce the capital appreciation potential of your trust.


   FOREIGN RISKS. Certain of the securities included in a trust may be securities and/or American Depositary Receipts ("ADRS") of foreign companies. ADRs are denominated in U.S. dollars and are typically issued by a U.S. bank or trust company. An ADR evidences ownership of an underlying foreign security. The trustee acts as the depositary for a number of ADRs.

   Foreign securities present risks beyond securities of U.S. issuers. Foreign securities may be affected by:

   -  Adverse political, diplomatic and economic developments;

   -  Political or economic instability;

   -  Higher brokerage costs;

   -  Currency risk;

   -  Less liquidity;

   -  More volatile prices;

   -  Reduced government regulation;

   -  Different accounting standards;

   -  Foreign taxation; and

   -  Less publicly available information.

   The U.S. and foreign equity markets often rise and fall at different times or by different amounts due to economic or other developments particular to a given country. This phenomenon would tend to lower the overall price volatility of a portfolio that included both U.S. and foreign securities. Sometimes, however, global trends will cause the U.S. and foreign markets to move in the same direction, reducing or eliminating the risk reduction benefit of international investing.


   CONCENTRATION RISK. When stocks in a particular industry make up 25% or more of a trust, it is said to be "concentrated" in that industry, which makes the trust subject to more market risk. The trusts are concentrated in the securities of their respective industries. Please be aware that the industry predictions contained in the prospectus for a trust may not materialize, and that the companies selected for a trust do not represent the entire industry and your trust may not participate in any expected industry growth.


   PHARMACEUTICAL INDUSTRY--Here is what you should know about a concentration in stocks of the pharmaceutical industry:

   -  Companies involved in this industry must contend with:

      -- increasing competition from generic drug sales;

      -- termination of their patent protection for drug products; and

      -- technological advances that may render their products or services obsolete.

   - Government regulation of their products and services can have a significant unfavorable effect on the price and availability of such products and services.

22  Understanding Your Investment

   TECHNOLOGY INDUSTRY--Here is what you should know about a concentration in stocks of this industry:

   -  Companies involved in this industry must contend with:

      -- rapid changes in technology;

      -- intense competition;

      -- rapid obsolescence of products and services;

      -- cyclical market patterns;

      -- evolving industry standards;

      -- dependence on key suppliers and supplies;

      -- termination of patent protections;

      -- high research and development costs;

      -- government regulation; and

      -- frequent new product introductions.

   - An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have an adverse effect on an issuer's operating results.

   -  Operating results and customer relationships could be adversely affected by:

      -- an increase in price for, or an interruption or reduction in supply of, any key components or the loss of key customers; and

      -- the failure of the issuer to comply with rigorous industry standards.

   Additionally, companies in each of the trusts may have:

   - Exceptionally high price-to-earnings ratios with little or no earnings histories; and

   - Experienced extreme price and volume fluctuations that often have been unrelated to their operating performance.

   See "Risk Factors" in Part B of the prospectus for additional information.

                              HOW YOUR TRUST WORKS

   YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created the trust under a trust agreement between Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee). To create your trust, we deposited contracts to purchase securities with the trustee along with an irrevocable letter of credit or other consideration to pay for the securities. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

   CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell securities:

   -  to pay expenses,

   -  to issue additional units or redeem units,

                                               Understanding Your Investment  23

   -  in limited circumstances to protect the trust,

   - to make required distributions or avoid imposition of taxes on the trust, or

   -  as permitted by the trust agreement.


   Your trust will generally reject any offer for securities or property other than cash in exchange for the securities in its portfolio. However, if a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, your trust may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.


   We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys securities, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We may consider whether a firm sells units of our trusts when we select firms to handle these transactions.

   TERMINATION OF YOUR TRUST. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than 20% of the value of the securities in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

   The trustee will notify you of any termination and will sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units. You may be able to request an in-kind distribution of the securities underlying your units at termination. Please refer to the section entitled "How to Sell Your Units - Redeeming Units" for information on in-kind distributions.

   See "Administration of the Trust" in Part B of the prospectus for additional information.

                              GENERAL INFORMATION

   CLAYMORE. We are an investment banking firm created as Ranson &
Associates, Inc. in 1995. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. During our history we have been active in public and corporate finance and have distributed bonds, mutual funds and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the National Association of Securities
Dealers, Inc. If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our offices at 210 North Hale

24  Understanding Your Investment

Street, Wheaton, Illinois 60187 or by using the contacts listed on the back cover of the prospectus. Claymore personnel may from time to time maintain a position in certain securities held by the trust.

   Claymore and your trust have adopted a code of ethics requiring Claymore's employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

   See "Administration of the Trust" in Part B of the prospectus for additional information.

   THE TRUSTEE. The Bank of New York is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of the prospectus or write to Unit Investment Trust Division, 101 Barclay Street, 20th Fl., New York, New York 10286. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Claymore and investors.

   See "Administration of the Trust" in Part B of the prospectus for additional information.

                                    EXPENSES

   Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

   Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor and evaluator for providing portfolio supervisory services and for evaluating your portfolio. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Claymore unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.


   Your trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" of $0.045 per unit from the assets of the trust as of the close of the initial public offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.


   Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Claymore, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell securities to pay trust expenses.

   See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                               Understanding Your Investment  25

                         REPORT OF INDEPENDENT AUDITORS

UNITHOLDERS
CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 133


We have audited the accompanying statements of financial condition, including the trust portfolios set forth on pages 7, 13 and 14 of this prospectus, of Claymore Securities Defined Portfolios, Series 133 (comprising the Pharmaceutical & Preservation and Technology & Preservation Portfolios), as of August 22, 2002, the initial date of deposit. These statements of financial condition are the responsibility of the trust's sponsor. Our responsibility is to express an opinion on these statements of financial condition based on our audits.



We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. Our procedures included confirmation with The Bank of New York, Trustee, of cash deposited for the purchases of securities, as shown in the statements of financial condition as of August 22, 2002. An audit also includes assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statements of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.



In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of each of the respective portfolios constituting the Claymore Securities Defined Portfolios, Series 133 as of August 22, 2002, in conformity with accounting principles generally accepted in the United States.


                                                               ERNST & YOUNG LLP


Kansas City, Missouri
August 22, 2002


26  Understanding Your Investment

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 133


STATEMENTS OF FINANCIAL CONDITION
AS OF THE INCEPTION DATE, AUGUST 22, 2002



                                          Pharmaceutical  Technology
                                              Trust         Trust
                                              -----         -----
INVESTMENT IN SECURITIES
Sponsor's contracts to purchase
 underlying securities backed by cash
 deposited(1)(2)........................     $150,461      $150,587
                                             ========      ========
LIABILITIES AND INTEREST OF INVESTORS:
Liabilities
  Organization costs(3).................     $  1,056      $  1,056
  Deferred sales fee(4).................        5,600         5,600
                                             --------      --------
                                                6,656         6,656
                                             --------      --------
Interest of investors:
  Cost to investors(5)..................      151,651       151,786
  Less: gross underwriting commission
   and organization costs(3)(4)(5)......        7,846         7,855
                                             --------      --------
  Net interest of investors.............      143,805       143,931
                                             --------      --------
    Total...............................     $150,461      $150,587
                                             ========      ========
Number of units.........................       16,000        16,000
                                             ========      ========
Net Asset Value per Unit................     $  8.988      $  8.996
                                             ========      ========


----------------------


(1) Aggregate cost of the securities is based on the offering side evaluations of the treasury obligations and the last sale price for common stocks traded on a national or foreign securities exchange or the Nasdaq Stock Market.
(2) Cash has been deposited with The Bank of New York, trustee, covering the funds (aggregating $151,074 for the Pharmaceutical Trust and $151,297 for the Technology Trust) necessary for the purchase of the securities in the trust represented by purchase contracts.
(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing each trust. These costs have been estimated at $6.60 per 100 units for each trust. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be deducted from the assets of the trust.
(4) The total transactional sales fee consists of an initial sales fee and a deferred sales fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the C&D Fee. On the Inception Date, the total transactional sales fee is 4.48% and 4.48% of the Public Offering Price (equivalent to 4.679% and 4.690% of the net amount invested) for the Pharmaceutical Trust and the Technology Trust, respectively. The deferred sales fee is equal to $0.35 per unit.
(5) The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.
(6) Each trust is committed to pay a creation and development fee of $4.50 per 100 units at the close of the initial public offering period.



                                               Understanding Your Investment  27

                     CLAYMORE SECURITIES DEFINED PORTFOLIOS
              CLAYMORE SECTOR & PRESERVATION PORTFOLIOS PROSPECTUS
                    PROSPECTUS PART B DATED AUGUST   , 2002

THE PROSPECTUS FOR A CLAYMORE SECURITIES DEFINED PORTFOLIO (A "TRUST") IS DIVIDED INTO TWO PARTS. PART A OF THE PROSPECTUS RELATES EXCLUSIVELY TO A PARTICULAR TRUST OR TRUSTS AND PROVIDES SPECIFIC INFORMATION REGARDING EACH TRUST'S PORTFOLIO, STRATEGIES, INVESTMENT OBJECTIVES, EXPENSES, FINANCIAL HIGHLIGHTS, INCOME AND CAPITAL DISTRIBUTIONS, HYPOTHETICAL PERFORMANCE INFORMATION, RISK FACTORS AND OPTIONAL FEATURES. PART B OF THE PROSPECTUS PROVIDES MORE GENERAL INFORMATION REGARDING THE CLAYMORE SECURITIES DEFINED PORTFOLIOS. YOU SHOULD READ BOTH PARTS OF THE PROSPECTUS AND RETAIN THEM FOR FUTURE REFERENCE. EXCEPT AS PROVIDED IN PART A OF THE PROSPECTUS, THE INFORMATION CONTAINED IN THIS PART B WILL APPLY TO EACH TRUST.

                                    CONTENTS


         General Information...............................   2
         Investment Policies...............................   2
         Risk Factors......................................   3
         Administration of the Trust.......................   5
         Expenses of the Trust.............................  10
         Portfolio Transactions and Brokerage Allocation...  12
         Purchase, Redemption and Pricing of Units.........  12
         Taxes.............................................  17
         Experts...........................................  18
         Performance Information...........................  19

GENERAL INFORMATION

    Each trust is one of a series of separate unit investment trusts created under the name Claymore Securities Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee).

    When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to maintain, for the first 90 days, as closely as possible the same original percentage relationship among the number of shares of each security in the trust established by the initial deposit of securities and, thereafter, the same percentage relationship that existed on such 90th day. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

    A trust consists of (a) the securities listed under "Trust Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT POLICIES


    Each trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.


    The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

    Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

    Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

    Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

RISK FACTORS

    The primary risk factors are set forth in Part A of the prospectus. An additional discussion of certain risks is set forth below.


    PHARMACEUTICAL SECTOR RISKS. An investment in units of trusts concentrated in the pharmaceutical sector should be made with an understanding of the problems and risks such an investment may entail.



    Companies involved in advanced medical devices and instruments, drugs and biotech have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.



    As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the biotechnology/pharmaceuticals sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trusts' objectives will be met.



    Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs). The sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of stock held by the trust.



    TECHNOLOGY SECTOR RISKS. An investment in units of trusts concentrated in the technology sector should be made with an understanding of the problems and risks such an investment may entail.



    Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/ information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of technology issuers depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that technology issuers will be able to respond in a timely manner to compete in the rapidly developing marketplace.



    Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Technology Trust's securities and therefore the ability of a unitholder to redeem units at a price equal to or greater than the original price paid for such units.



    Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Technology Trust's securities.



    Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Technology Trust's securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the securities in the Technology Trust.



    Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub-$1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.


    EQUITY SECURITIES. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those securities that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Equity securities are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

    Holders of common stock generally incur more risk than the holders of preferred securities and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred securities are also entitled to rights on liquidation which are senior to those of common securities. Moreover, common securities do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common securities have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the securities remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

    The sponsor's buying and selling of the securities, especially during the initial offering of units of the trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the securities comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by the trust may cause the trust to purchase securities at a higher price than those buyers who effect purchases by the trust.

    ORIGINAL ISSUE DISCOUNT OBLIGATIONS AND STRIPPED OBLIGATIONS. A trust may include original issue discount obligations or stripped obligations. Such bonds are bonds which were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    The original issue discount obligations in a trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount

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of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount obligations, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "ACCRETED VALUE") plus, if applicable, some premium. Pursuant to such call provisions, an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Trust Portfolio" appearing in Part A of the prospectus for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a trust may be stripped obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on an obligation ("STRIPPED OBLIGATIONS"). Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Unitholders should consult their own tax adviser with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount obligations or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.


    FIXED PORTFOLIO. Investors should be aware that a trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that a trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in a trust may also be owned by other clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by a trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by a trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of a trust. The prices of single shares of each of the securities in a trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price securities' purchase price than as a percentage of the higher-price securities' purchase price.


    LIQUIDITY. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

    ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts

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will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible. However, the trustee shall not accept any securities for additional deposit unless the sponsor and the trustee each determine that the maturity value of the treasury obligations included in the deposit, divided by the number of units created by reason of the deposit, shall equal $10.00.


    Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those securities. This could, however, result in a trust's failure to participate in any appreciation of those securities before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more securities, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to 20 business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.


    LITIGATION AND LEGISLATION. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

ADMINISTRATION OF THE TRUST

    DISTRIBUTIONS TO UNITHOLDERS. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

    The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

    The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. However, treasury

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obligations may not be sold prior to termination unless the sponsor and the trustee determine that the maturity value of the treasury obligations remaining after such proposed sale, divided by the number of units outstanding after tendered units are redeemed, equals or exceeds $10.00. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

    DISTRIBUTION REINVESTMENT. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional units of their trust without a sales fee.

    Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

    Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

    The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its Unit Investment Trust Division office.

    STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

    The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:

 (A) As to the Income Account:

      (1) Income received;

      (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

      (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

 (B) As to the Capital Account:

      (1) The dates of disposition of any securities and the net proceeds received therefrom;

      (2) Deductions for payment of applicable taxes and fees and expenses of the trust held for distribution to unitholders of record as of a date prior to the determination; and

      (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

 (C) The following information:

      (1) A list of the securities as of the last business day of such calendar year;

      (2) The number of units outstanding on the last business day of such calendar year;

      (3) The redemption price based on the last evaluation made during such calendar year;

      (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

    RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

    AMENDMENT AND TERMINATION. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or
(3) to make such provisions as shall not adversely affect the interests of the unitholders. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder or to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

    The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 20% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

    Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

    The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

    Approximately thirty days prior to termination of certain trusts, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution (a "DISTRIBUTION IN KIND"). A unitholder who owns the minimum number of units shown in Part A of the prospectus may request a Distribution In Kind from the trustee instead of cash. The trustee will make a Distribution In Kind through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. You may not request this option in the last 30 days of your trust's life. We may modify or discontinue this option at any time without notice. The trustee may adjust the number of shares of any security included in a unitholder's Distribution In Kind to facilitate the distribution of whole shares. The sponsor may terminate the Distribution In Kind option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests a Distribution In Kind.

    Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

    The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

    THE TRUSTEE. The trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, 20th Fl., New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

    The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

    Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

    THE SPONSOR. Claymore Securities, Inc., the sponsor, is an investment banking firm created in 1995 as Ranson & Associates, Inc. and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Claymore Securities, Inc. is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. Claymore Securities, Inc. has been active in public and corporate finance and has sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Claymore Securities, Inc. which is a member of the National Association of Securities Dealers, Inc., is the sponsor to each of the above-named unit investment trusts and serves as the financial advisor and as an underwriter for Kansas municipalities. The sponsor's offices are located at 210 North Hale Street, Wheaton, Illinois 60187.

    If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

    THE SUPERVISOR AND THE EVALUATOR. Claymore Securities, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder.

    LIMITATIONS ON LIABILITY. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

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    The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

    The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

EXPENSES OF THE TRUST

    The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the Prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the Trust (the "SPONSOR'S SUPERVISORY FEE"). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive and annual fee for providing bookkeeping and administrative services for a trust (the "BOOKKEEPING AND ADMINISTRATIVE FEE"). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the "EVALUATOR'S FEE"). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.

    The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee's fee which is calculated monthly, is based on the largest number of units of a trust outstanding at any time during the period subsequent to the inception date. The Sponsor's Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator's Fee are calculated monthly and are based on the largest number of units outstanding at any time during the period for which such compensation is being computed. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Claymore is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year.

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

    A trust will also will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.


    The following additional charges are or may be incurred by the trust:
(a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part;
(f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all securities, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust. However, treasury obligations may not be sold prior to termination unless the sponsor and the trustee determine that the maturity value of the treasury obligations remaining after such proposed sale, divided by the number of units outstanding after tendered units are redeemed, equals or exceeds $10.00.


    A trust shall also bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor.


PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

    When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units. In addition, in selecting among firms to handle a particular transaction, the sponsor may take into account whether the firm has sold or is selling products which it sponsors.

PURCHASE, REDEMPTION AND PRICING OF UNITS

    PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D FEE"). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&D Fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire

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applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust ("ORGANIZATION COSTS"). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.


    The value of the securities is determined on each business day by the evaluator generally based on the closing sale prices on a national or foreign securities exchange or the Nasdaq Stock Market for common stocks and offer prices for treasury obligations during the primary offering period and bid prices following the primary offering period, or by taking into account the same factors referred to under "Computation of Redemption Price."



    COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION PRICE. While the initial public offering price of units will be determined on the basis of the current offering prices of the treasury obligations in a trust and generally upon the closing sale prices on a national securities exchange or the Nasdaq Stock Market for common stock, the redemption price per unit (as well as the secondary market price per unit) at which units may be redeemed will be determined on the basis of the current bid prices of the treasury obligations and generally upon the closing sale prices on a national securities exchange or the Nasdaq Stock Market for common stock. As of the opening of business on the trust's inception date, the public offering price per unit (based on the offering prices of the treasury obligations in a trust and generally upon the closing sale prices on a national securities exchange or the Nasdaq Stock Market for common stock and including the sales charge) exceeded the redemption price at which units could have been redeemed (based upon the current bid prices of the treasury obligations and generally upon the closing sale prices on a national securities exchange or the Nasdaq Stock Market for common stock. Under current market conditions the bid prices for U.S. Treasury obligations are expected to be approximately 1/8 to 1/4 of 1% lower than the offer price of such obligations. In the past, bid prices on securities similar to those in the trust have been lower than the offering prices thereof by as much as 5% or more of principal amount in the case of inactively traded bonds or as little as 1/2 of 1% in the case of actively traded bonds, but the difference between such offering and bid prices may be expected to average 3% to 4% of principal amount. For this reason, among others (including fluctuations in the market prices of the securities and the fact that the public offering price includes a sales charge), the amount realized by a unitholder upon any redemption of units may be less than the price paid for such units.


    PUBLIC DISTRIBUTION OF UNITS. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

    The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

    Certain commercial banks may be making units of a trust available to their customers on an agency basis. Furthermore, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This new legislation grants banks new authority to conduct certain authorized activity, such as sales of Units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions. The sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the sponsor. At various times the sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the sponsor, or participates in sales programs sponsored by the sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the sponsor.

    The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

    SPONSOR PROFITS. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

    MARKET FOR UNITS. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

    REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

    Redemption shall be made by the trustee no later than the third business day following the day on which a tender for redemption is received (the "REDEMPTION DATE") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

    The trustee may sell securities designated by the sponsor, or if not so directed, in its own discretion, for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses. However, treasury obligations may not be sold prior to termination unless the sponsor and the trustee determine that the maturity value of the treasury obligations remaining after such proposed sale, divided by the number of units outstanding after tendered units are redeemed, equals or exceeds $10.00.


    In the event that (i) treasury obligations may not be sold to fund a redemption of units pursuant to the indenture, and (ii) no other trust assets are available for liquidation to fund such redemption, the sponsor agrees that it will purchase such units and will tender such units for redemption only at such time and in such manner that the treasury obligations remaining after the sale required to fund such redemption will have a maturity value of not less than $10.00 per units. However, if the sponsor fails to meet this obligation, the trustee will advance to the trust such amounts as may be necessary to pay the redemption value of the tendered units. The trustee shall be reimbursed the amount of any such advance from the trust as soon as treasury obligations may be sold in such amount as will not reduce the maturity value of treasury obligations still held in the trust below the amount required to distribute $10.00 per unit from the proceeds of the sale or maturity of the treasury obligations upon the termination of the trust on the mandatory termination date. The trustee shall be deemed to be the beneficial owner of the treasury obligations held in a trust to the extent of all amounts advanced by it pursuant to the indenture, and such advances shall be secured by a lien on a trust prior to the interest of unitholders, PROVIDED, HOWEVER, that the trustee's beneficial interest in the trust and the lien securing such interest shall not at any time exceed such amount as would reduce the amount distributable from a trust upon maturity or sale of treasury obligations upon the termination of the trust on the mandatory termination date to less than $10.00 per unit.


    In the event that (i) treasury obligations may not be sold to pay trust expenses pursuant to the indenture; and (ii) no other trust assets are available for liquidation to pay such expenses, the sponsor shall be liable for such expenses required to be paid pursuant to the indenture or otherwise required for the administration of the trust.

    Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

    Unitholders tendering units for redemption may request a Distribution In Kind from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (1) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered and (2) the unitholder has elected to redeem at least thirty days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. You may not request this option in the last 30 days of your trust's life. We may modify or discontinue this option at any time without notice. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. However, treasury obligations may not be sold prior to termination unless the sponsor and the trustee determine that the maturity value of the treasury obligations remaining after such proposed sale, divided by the number of units outstanding after tendered units are redeemed, equals or exceeds $10.00. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

    The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made
(1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.


    COMPUTATION OF REDEMPTION PRICE. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis set forth below. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: (i) if the securities are common stocks listed on a national or foreign securities exchange or the Nasdaq Stock Market, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if such securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities (if such securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate); and (ii) for treasury obligations, an evaluation as described above shall be based, as of the Evaluation Time, (a) on the basis of the current bid price (offering prices for primary market purchases) on the over-the-counter market (unless the evaluator deems such price inappropriate as a basis for evaluation), (b) on the basis of current bid prices (offering prices for primary market purchases) for the treasury obligations as obtained from investment dealers or brokers who customarily deal in securities comparable to those held by the trust, (c) if bid prices (offering prices for primary market purchases) are not available for treasury obligations, on the basis of bid prices (offering prices for primary market purchases) for comparable securities, (d) by determining the valuation of the treasury obligations on the bid side (offering side for primary market purchases) of the market by appraisal, or (e) by any combination of the above. However, if treasury obligations are sold on such day, then such evaluation for the treasury obligations shall be the weighted average of the execution prices for all treasury obligations sold on such day.


    The redemption price for treasury obligations is determined on the basis of the bid prices of the treasury obligations in a trust. Please note that the initial public offering price of a trust which contains treasury obligations will be determined on the basis of the offering prices of the treasury obligations as of the evaluation time.

    RETIREMENT PLANS. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to $250. Fees and charges with respect to such plans may vary.

    OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form either at Depository Trust Company("DTC") through an investor's brokers' account or through registration of the units on the books of the trustee. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC or the trustee. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants if the units are evidenced at DTC, or otherwise will be evidenced and accomplished by book entries made by the trustee. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Unitholders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.

    Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

TAXES

    This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

    In the opinion of Chapman and Cutler, counsel for the trust, under existing law:


    ASSETS OF THE TRUST. Each Trust will hold one or more of the following:
(i) zero coupon U.S. Treasury bonds (the "TREASURY OBLIGATIONS") and (ii) stock in domestic and foreign corporations (the "STOCKS"). All of the assets held by a Trust constitute the "Trust Assets." For purposes of this federal tax discussion, it is assumed that the Stocks constitute equity for federal income tax purposes.



    TRUST STATUS. Each Trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of the Trust Assets, and as such you will be considered to have received a pro rata share of income (E.G., dividends, accruals of original issue discount, and capital gains, if any) from the Trust Assets when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions automatically reinvested into additional units. In addition, the income from the Trust Assets which you must take into account for federal income tax purposes is not reduced by amounts used to pay trust expenses (including the deferred sales charge, if any).



    YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, generally including sales charges, among each Trust Asset ratably according to their value on the date you purchase your units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your units (for example, in the case of accruals of original issue discount, as discussed below, or certain dividends that exceed a corporation's accumulated earnings and profits).


    If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years.


    Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.


    ORIGINAL ISSUE DISCOUNT. The Treasury Obligations will generally be treated as having original issue discount. This original issue discount is generally equal to the difference between the amount payable on the due date and your purchase price allocable to the Treasury Obligations. Original issue discount accrues on a daily basis and is generally treated as interest income for federal income tax purposes as it accrues. Your basis of each Treasury Obligation must be increased as original issue discount accrues. The rules relating to original issue discount are very complex and special rules apply in numerous circumstances.


    EXCHANGES AND ROLLOVERS. If you elect to reinvest amounts received from a trust into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of a trust for units of a future trust will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical assets under the wash sale provisions of the Internal Revenue Code.

    IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may request an in-kind distribution of Trust Assets when you redeem your units or at your trust's termination. By electing to receive a distribution of Trust Assets, you will receive Trust Assets plus, possibly, cash.



    You will not recognize gain or loss if you only receive Trust Assets in exchange for your pro rata portion of the Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional share of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional share of the Trust Asset.



    LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.



    FOREIGN, STATE AND LOCAL TAXES. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by your trust that are derived from certain dividends of stocks of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.


    Some distributions by the trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by the trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.


    In the opinion of Emmet, Marvin & Martin LLP, Special Counsel to the trusts for New York tax matters, under the existing income tax laws of the State of New York, the trust is not an association taxable as a corporation and the income of the trust will be treated as the income of the Unitholders thereof.


EXPERTS


    LEGAL MATTERS. Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trusts and has passed upon the legality of the units.



    INDEPENDENT AUDITORS. The statements of financial condition, including the trust portfolios appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.


PERFORMANCE INFORMATION

    Information contained in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of securities traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common securities) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 securities) or similar measurement standards during the same period of time.

                     CLAYMORE SECURITIES DEFINED PORTFOLIOS
                    CLAYMORE VALUE & PRESERVATION PORTFOLIO
                               PROSPECTUS-PART B
                                AUGUST 22, 2002


WHERE TO LEARN MORE

You can contact us for free information about this and other investments.

VISIT US ON THE INTERNET
http://www.claymoresecurities.com

BY E MAIL
invest@claymoresecurities.com

CALL CLAYMORE
(800) 345-7999
Pricing Line (888) 248-4954

CALL THE BANK OF NEW YORK
(800) 701-8178 (investors)
(800) 647-3383 (brokers)

ADDITIONAL INFORMATION

    This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

       E MAIL:                publicinfo@sec.gov

       WRITE:                 Public Reference Section
                              Washington, D.C. 20549-0102

       VISIT:                 http://www.sec.gov (EDGAR Database)

       CALL:                  1-202-942-8090 (only for information on the operation of the
                              Public Reference System)


    When units of a trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:


    THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE WITH RESPECT TO FUTURE TRUSTS AND MAY BE CHANGED. NO ONE MAY SELL UNITS OF A FUTURE TRUST UNTIL A REGISTRATION STATEMENT IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL UNITS AND IS NOT SOLICITING AN OFFER TO BUY UNITS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

CONTENTS

                        Investment Summary
---------------------------------------------------------
A CONCISE       2       Overview
DESCRIPTION     PHARMACEUTICAL & PRESERVATION PORTFOLIO
OF ESSENTIAL    2       Investment Objective
INFORMATION     2       Principal Investment Strategy
ABOUT THE       3       Principal Risks
PORTFOLIOS      4       Who Should Invest
                5       Essential Information
                5       Fees and Expenses
                6       Example
                7       Trust Portfolio

                        TECHNOLOGY & PRESERVATION PORTFOLIO
                8       Investment Objective
                8       Principal Investment Strategy
                9       Principal Risks
               10       Who Should Invest
               11       Essential Information
               11       Fees and Expenses
               12       Example
               13       Trust Portfolio

                        Understanding Your Investment
---------------------------------------------------------
DETAILED       14       How to Buy Units
INFORMATION    18       How to Sell Your Units
TO HELP YOU    19       Distributions
UNDERSTAND     20       Investment Risks
YOUR           22       How Your Trust Works
INVESTMENT     23       General Information
               24       Expenses
               25       Report of Independent Auditors

               26       Statements of Financial Condition

FOR THE TABLE OF CONTENTS OF PART B, SEE PART B OF THE PROSPECTUS.

Where to Learn More
---------------------------------------------------------
YOU CAN CONTACT US FOR  VISIT US ON THE INTERNET
FREE INFORMATION ABOUT  http://www.claymoresecurities.com
THIS AND OTHER INVEST-  BY E-MAIL
MENTS.                  invest@claymoresecurities.com
                        CALL CLAYMORE  (800) 345-7999
                        Pricing Line (888) 248-4954
                        CALL THE BANK OF NEW YORK
                        (800) 701-8178 (investors)
                        (800) 647-3383 (brokers)

Additional Information
---------------------------------------------------------
This Prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

       E-MAIL:  publicinfo@sec.gov
       WRITE:   Public Reference Section, Washington, D.C. 20549-0102
       VISIT:   http://www.sec.gov (EDGAR Database)
       CALL:    1-202-942-8090 (only for information on
                the operation of the Public Reference Section)

REFER TO:
        CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 133

        Securities Act file number:  333-98345

        Investment Company Act file number:  811-03763


When units of a trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE WITH RESPECT TO FUTURE TRUSTS AND MAY BE CHANGED. NO ONE MAY SELL UNITS OF A FUTURE TRUST UNTIL A REGISTRATION STATEMENT IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL UNITS AND IS NOT SOLICITING AN OFFER TO BUY UNITS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                     [GRAPHIC]

                            CLAYMORE SECURITIES
                             DEFINED PORTFOLIOS
                                     SERIES 133

                                     PROSPECTUS

                          DATED AUGUST 22, 2002


                               PHARMACEUTICAL &
               PRESERVATION PORTFOLIO, SERIES 1

                                   TECHNOLOGY &
               PRESERVATION PORTFOLIO, SERIES 1

 [CLAYMORE LOGO]

                                   SIGNATURES

         The Registrant, Claymore Securities Defined Portfolios, Series 133 hereby identifies Claymore Securities Defined Portfolios, Series 128, Claymore Securities Defined Portfolios, Series 121, Claymore Securities Defined Portfolios, Series 117 and Claymore Securities Defined Portfolios, Series 116 for purposes of the representations required by Rule 487 and represents the following:

         (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

         (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

         (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 133 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Wheaton and State of Illinois on the 22nd day of August, 2002.

                             CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 133
                                                (Registrant)

                              By CLAYMORE SECURITIES, INC.
                                                (Depositor)

                                        By      /s/ Nicholas Dalmaso
                                            --------------------------------
                                                    Executive Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

          SIGNATURE                                 TITLE*                                                  DATE
          ---------                                 -----                                                   ----
Benjamin Fulton                        President and Director                          )
                                                                                       )
                                                                                       )
                                                                                       )
David Hooten                           Chairman of the Board of Directors              )      /s/ Nicholas Dalmaso
                                                                                       )     -------------------------
                                                                                       )        Nicholas Dalmaso
                                                                                       )     Attorney-in-Fact*
                                                                                       )
Robin K. Pinkerton                     Secretary, Chief Financial Officer, Executive   )    August 22, 2002
                                       Vice President, Treasurer and Director

*    An executed copy of each of the related powers of attorney is filed as
     Exhibit 6.0 herewith.

** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.

                         CONSENT OF INDEPENDENT AUDITORS

The consent of Ernst & Young LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                          CONSENT OF CHAPMAN AND CUTLER

The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                     CONSENT OF EMMET, MARVIN & MARTIN, LLP

The consent of Emmet, Marvin & Martin, LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.3 to the Registration Statement.

                                LIST OF EXHIBITS

1.1     Reference Trust Agreement.

1.1.1   Standard Terms and Conditions of Trust (Reference is made to Exhibit
        1.1.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

2.1 Form of Code of Ethics (Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 92 (File No. 333-31782) filed on March 4, 2000).

3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.

3.2 Opinion of counsel as to Federal income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

3.3 Opinion of counsel as to New York income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

3.4     Opinion of counsel as to the Trustee and the Trust(s).

4.1     Consent of Independent Auditors.

6.0 Original Powers of Attorney for Mr. Benjamin T. Fulton, Mr. David C. Hooten and and Ms. Robin K. Pinkerton authorizing Nicholas Dalmaso to execute the Registration Statement.